NO ACT

DC
PE
1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041719

...ived SEC

MAR 06 2008

Washington, DC 20549

March 6, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2008

Scott A. Catlett
Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213

Re: Yum! Brands, Inc.
Incoming letter dated January 10, 2008

Dear Mr. Catlett:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to Yum by Vicki Martin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Vicki Martin
2013 S 350 E
Clearfield, UT 84015

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

RECEIVED

2008 JAN 11 PM 1:14

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213
Phone 502 874-1000
Cell 502 874-8323

January 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Vicki Martin

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, Yum! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Vicki Martin (the "Proponent"). As required by Rule 14a-8(j), six (6) copies of this letter and its attachments are enclosed. A copy of this submission is simultaneously being provided to the Proponent as notice of Yum's intent to exclude the proposal from its 2008 Proxy Materials.

Yum intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 1, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2008 Proxy Materials with the Commission.

BASES FOR EXCLUSION

1. The Proponent Has Not Provided Evidence of Continuous Stock Ownership and Therefore the Proposal May Be Excluded Under Rule 14a-8(f).

A. Background

The Proponent submitted the Proposal by letter postmarked November 29, 2007. A copy of that letter, including the Proposal, is attached hereto as Exhibit A.

Rule 14a-8(b)(1) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the 2008 Annual Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of Yum's securities entitled to be voted on the shareholder proposal at the 2008 Annual Meeting for at least one year by the date the Proponent submitted the Proposal.

Under Rule 14a-8(b)(2)(i), if the proponent is not the registered holder of the securities, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Under Rule 14a-8(f)(1), if the proponent fails to provide the required proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal, and the proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

The records of Yum's stock transfer agent indicate that the Proponent is not currently a record holder of Yum stock. Furthermore, the Proponent did not include with the Proposal a written statement from the record holder verifying that, at the time the Proponent submitted the proposal, the Proponent continuously held the minimum number of Yum stock for at least one year. The Proponent did note in the Proposal that "my stock is held "in The Street" by Legacy Planning Group 1-866-282-1400" but provided no further information regarding the Proponent's stock ownership.

Because the Proponent is not a record holder and did not include in her Proposal the requisite documentary support indicating that she satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), Yum provided the required notice of the problem to the Proponent pursuant to Rule 14a-8(f)(1) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice was sent via overnight courier on December 12, 2007 and was received by the Proponent on December 13, 2007, within 14 calendar days of Yum's receipt of the Proposal. Proof of the timely delivery of the Deficiency Notice is attached hereto as Exhibit C. The Deficiency Notice informed the Proponent that, among other things, "a shareholder must demonstrate that he or she meets certain continuous stock ownership requirements" and asked her to cure the defect in her proposal by providing the proof of continuous ownership required by Rule 14a-8(b).

On December 22, 2007, Yum received a facsimile (the "Deficiency Response") from the Proponent attaching what appear to be three (3) pages from a brokerage account statement from Investment Management Corp. A copy of the Deficiency Response is attached as Exhibit D. On the top of the first page the date indicated is "Dec 2005," on the top of the second page the date indicated is "Dec 2006," and on top of the third page, the dates indicated are "November 1, 2007 – November 30, 2007." On the first two pages, there is an entry entitled Yum! Brands, Inc. under the heading "Asset Detail—US Equities." On the third page, there is an entry entitled Yum! Brands, Inc. under the heading "Withdrawals—Securities transferred out." The Deficiency Response did not include any statement from the record holder or any other information or materials to prove that the Proponent satisfied the one-year continuous ownership requirement as of the date on which the Proposal was submitted. As a result, although the Deficiency Response appears to evidence ownership of Yum's common stock at specific points in time, it does not prove that the Proponent continuously held the requisite amount of Yum's common stock for at least one year as required by Rule 14a-8(b)(1).

Yum has not received any correspondence from the Proponent other than the Proposal and the Deficiency Response.

B. Analysis

Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), within the 14 day time frame set by Rule 14a-8(f). Under the proxy rules, the burden of establishing proof of beneficial stock ownership is on the Proponent, and in this case the Proponent has failed to meet that burden.

Staff Legal Bulletin No. 14 ("SLAB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.l.c, Staff Legal Bulletin No. 14 (July 13, 2001). Later in SLAB 14 the following question is presented: "Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?" The Commission's response to that question states: "No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (Emphasis in original.) *See* Section C.1.c(2), Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent is not a record holder of Yum common stock and the Proponent's Proposal did not include a statement from the record holder proving that the securities were continuously held for one year or otherwise satisfy the requirements of Rule 14a-8(b). After receiving the Proposal and noting the deficiency, Yum advised the Proponent in a timely manner of the need for her to prove continuous ownership of Yum common stock as required by Rule 14a-8(b). Despite this request, the Deficiency Response only includes what appear to be three periodic investment statements. These periodic investment statements in no way constitute "an affirmative written statement from the record holder" that "specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal" as required by SLAB 14. Evidence of stock ownership at separate points in time does not and cannot prove that the owner maintained continuous ownership of stock for at least one year by the date the Proposal was submitted as required by Rule 14a-8.

The Commission has consistently indicated in no-action letters that account summaries, brokerage account statements and trade confirmations are not acceptable documentary evidence for purposes of the minimum ownership requirements for a one-year period prior to the date of the relevant proposal as required by Rule 14a-8(b). *See, e.g.*, *General Electric Company* (avail. Dec. 31, 2007); *General Motors Corporation* (avail. Apr. 5, 2007 and March 24, 2006); *Yahoo! Inc.* (avail. March 29, 2007); *EDAC Technologies Corporation* (avail. March 28, 2007); *Sky Financial Group, Inc.* (avail. Jan. 13, 2005 and

Dec. 20, 2004); and *Motorola, Inc.* (avail. Jan. 10, 2005). Given the similar facts to those in the above no-action letters, the same result should follow.

In sum, the Proponent failed to supply, within 14 days of receipt of the Deficiency Notice, documentary support sufficiently evidencing that she satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b)(1). As a result, Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials pursuant to Rule 14a-8(f).

2. The Proposal Deal Has Been Substantially Implemented by Yum and May Therefore Be Excluded Under Rule 14a-8(i)(10).

A. Background

The Proponent's Proposal requests the following:

> *Therefore Be It Resolved: That YUM! stockholders recommend that the Board direct management of YUM! Brands company and all subsidiaries to verify the employment legitimacy of all future YUM! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Homeland Security, YUM! will verify all current workers and immediately terminate any employees not in compliance.*

Companies are permitted to exclude shareholder proposals from their proxy materials under Rule 14a-8(i)(10) if the company has "substantially implemented" the relevant proposal. *See* Release No. 34-39093 (Sept. 18, 1997). Prior to 1983, the Staff permitted exclusion of shareholder proposals under Rule 14a-8(c)(10), the predecessor to 14a-8(i)(10), only where the proposal had been fully effected. However, in 1983 the SEC announced an interpretive change to permit omission of proposals that had merely been "substantially implemented." *See* Securities Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"). As a result, it is no longer required that a proposal be fully effected in order to be excludable under Rule 14a-8(i)(10).

With regard to the issues raised by the Proposal, the Commission recently concurred in the exclusion of a nearly identical proposal regarding the verification of employment legitimacy in *Johnson & Johnson* (avail. Feb. 17, 2006). When compared to the circumstances in *Johnson & Johnson*, it is apparent that the facts and the proposal in this instance are remarkably similar, and the steps each company has taken are largely the same. In *Johnson & Johnson*, the Commission concurred in the exclusion of the proposal under Rule 14a-8(i)(10), and Yum believes the same result should follow here.

In addition, the Commission has consistently indicated that when a company can demonstrate that it has already adopted policies or taken actions that substantially implement the shareholder proposal, the proposal may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (proposal requiring disclosure of the company's political contributions excludable where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the proposal); *Intel Corp.* (avail. March 11, 2003) (proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution excludable as substantially implemented, although board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. March 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information requested by the proposal); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections excludable as substantially implemented because of existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

It is important to also note that the means of implementation is not determinative or whether a proposal has been "substantially implemented." As highlighted in *Intel Corp.* (avail. Feb. 14, 2005), where the Commission concurred that FASB's approval of Statement 123(R) had substantially implemented the shareholder's proposal, Rule 14a-8(i)(10) focuses not on the process but on the end result. And prior to *Intel*, the Commission stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991). Put another way, a company may exclude a proposal under Rule 14a-8(i)(10) if that company satisfactorily addresses the underlying concerns of the proposal and has implemented the essential objective of the proposal, despite the fact that the manner by which a company implemented the proposal does not precisely mirror the actions sought by the proponent. *See also*, 1983 Release; *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006) (same proponent and nearly identical proposal); *Exxon Mobil Corporation* (avail. March 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) (proposals requesting that the board prepare a report explaining the company's response to climate changes and greenhouse gas emissions excludable where the company was already addressing the general issues identified in the proposal through various policies and reports); *The Talbots, Inc.* (avail. Apr. 5, 2002) (proposal requesting that company commit itself to implementation of a code of conduct based on International Labor Organization human rights standards excludable where the company had established and implemented its own business practice standards); *AMR Corporation* (avail. Apr. 17, 2000) (proposal requiring members of various board committees to be independent excludable where the company used a definition of independence different from that referenced in the supporting statement); *Masco Corporation* (avail. March 29, 1999) (proposal setting a standard for independence of the company's outside directors excludable where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence); *Erie Indemnity Company* (avail. March 15, 1999) (proposal banning board members from accepting gifts from officers excludable where the board had adopted a resolution with a similar effect).

B. Analysis

Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials under Rule 14a-8(i)(10) because Yum has taken actions that substantially implement the Proposal.

As noted above, the Proposal would require Yum and its U.S. subsidiaries to verify the employment legitimacy of all current and future employees, and to immediately terminate any employee not authorized to work in the United States. Yum and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986 ("IRCA" or "Act"), 8 U.S.C. § 1324a. To do so, Yum and each of its U.S. subsidiaries must complete the U.S. Citizenship and Immigration Services Form I-9, the Employment Eligibility Verification Form, for each employee they hire, and must examine certain documents that establish the employee's eligibility to work in the United States. Yum and its U.S. subsidiaries are also required to retain the completed Form I-9 and allow inspection of such forms by several federal agencies, including Immigration and Customs Enforcement and the Department of Labor. Yum and its U.S. subsidiaries have complied with these obligations and have verified the employment eligibility of employees hired since the Act took effect. In addition, Yum verifies Social Security Numbers of all new hires via the Social Security Administration's Verification System. In the State of Arizona, where private employers are required to do so by state law, Yum verifies Social Security Numbers using the federal government's voluntary E-Verify program.

Yum and its U.S. subsidiaries have also implemented policies and procedures with respect to the termination of ineligible employees. Section 274A of the Immigration and Nationality Act ("INA"), 8 U.S.C. § 1324a, prohibits a U.S. employer from continuing to employ an individual when the employer knows the employee is or has become unauthorized with respect to such employment. Yum and its U.S. subsidiaries, in compliance with this law, terminate the employment of any individual who is found to be ineligible to work in the United States, regardless of whether they were hired before or after the IRCA's enactment.

The Proposal at issue would require Yum to verify the employment legitimacy of all current and future employees and to immediately terminate any employee not authorized to work in the United States. Yum's and its U.S. subsidiaries' actions discussed above substantially implement the Proposal's request because Yum and its U.S. subsidiaries already verify employees' eligibility status and terminate ineligible employees.

Furthermore, the fact that the Proposal would require use of the E-Verify system nationwide, does not alter the "substantially implemented" analysis. E-Verify is a web-based program implemented by the federal government as an alternate means to verify employment eligibility of newly-hired employees. Although the State of Arizona mandates its use for private employers, E-Verify is currently a voluntary program for private employers in the remainder of the U.S. Yum believes that the Social Security Administration's Verification System is a more efficient way of ensuring compliance with immigration laws. Under the facts at hand Yum's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991).

In sum, Yum's policies and practices compare favorably with the objectives of the Proposal. Under Rule 14a-8(i)(10) and established precedent, including the *Johnson & Johnson* letter referred to above, Yum believes the Proposal is properly excludable from its 2008 Proxy Materials because the Proposal has been substantially implemented.

3. The Proposal Deals With an Ordinary Business Matter and May Therefore Be Excluded Under Rule 14a-8(i)(7).

A. Background

The Proponent's Proposal requests the following:

Therefore Be It Resolved: That YUM! stockholders recommend that the Board direct management of YUM! Brands company and all subsidiaries to verify the employment legitimacy of all future YUM! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Homeland Security, YUM! will verify all current workers and immediately terminate any employees not in compliance.

B. Analysis

Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Yum's ordinary business operations.

A company may exclude a shareholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. According to the Commission's Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the Commission indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The 1998 Release set forth two central considerations for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." (Release No. 34-40018). In connection with the first consideration, the 1998 Release provided examples of matters the Commission considers to be ordinary business operations, including "management of the workforce, such as the hiring, promotion, and termination of employees." *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Proposal at issue flies in the face of both of the central considerations underlying Rule 14a-8(i)(7).

(i) Employment Related Issues

a. Tasks Fundamental to Management's Ability to Run the Company

The Proposal at issue asks that Yum verify the employment status of each current and future employee and terminate those employees found to be ineligible to work in the United States. This would require Yum to take employment-related actions that are directly related to Yum's day-to-day management of its workforce. Yum believes that the Proposal is precisely the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. Furthermore, the Proposal clearly seeks to govern the "management of the workforce, such as the hiring, promotion, and termination of employees," which the Commission has indicated are "ordinary business" matters. *Id.*

The Proposal seeks to institute practices and procedures that, if implemented, would dictate operating procedures for hiring and terminating employees. The hiring, termination and retention of employees are routine matters normally left to the day-to-day managers of a corporation. When this issue was addressed in *Cracker Barrel Old Country Store, Inc.* (avail. Oct. 13, 1992), the Commission indicated that it would view proposals directed at a company's employment policies and practices with respect to its non-executive workforce as matters of the company's ordinary business operations.

More recently, the Commission also permitted exclusion of a proposal relating to succession planning for executives under Rule 14a-8(i)(7). *See Toll Brothers, Inc.* (avail. Jan. 2, 2008) and *Bank of America, Inc.* (avail. Jan. 4, 2008). In *The Coca-Cola Company* (avail. Jan. 3, 2008), the Commission permitted exclusion of a proposal relating to compensation focusing on the company's general workforce. The Commission also recently concurred with the exclusion of a proposal relating to the hiring or termination of executive employees under Rule 14a-8(i)(7). *See Willow Financial Bancorp, Inc.* (avail. Aug. 16, 2007). Yum believes that if succession planning for top executives, compensation of the general workforce and termination or hiring of top executives all can be considered matters of ordinary business, then hiring and firing of Yum's U.S. employees should be considered ordinary business as well.

The Commission has also consistently permitted exclusion of proposals relating to the relocation of jobs from the U.S. to other countries. The issues raised in those proposals are similar to those raised by the Proposal in this case. The Commission has permitted the exclusion of proposals concerning a company's decision to relocate jobs within the United States to oversea markets because the decision relates to the "management of the workforce." In *Bank of America, Inc.* (avail. Feb. 4, 2005), the proponent requested detailed disclosure concerning the "elimination of jobs within Bank of America and/or the relocation of U.S.-based jobs by Bank of America to foreign countries, as well as any planned jobs cuts or offshore relocation activities." The Commission found such proposal to concern issues of "management of the workforce" and therefore be excludable pursuant to Rule 14a-8(i)(7).

In *International Business Machines Corporation* (avail. Feb. 3, 2004), a proposal requested that the board establish a policy that "employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Commission permitted exclusion of the proposal because it related to the company's "ordinary business operations (i.e., employment decisions and employee relations)." In *Allstate Corporation* (avail. Feb. 19, 2002), a proposal was excludable that requested the company to cease all operations in Mississippi. Allstate Corporation argued that it was a large insurer with thousands of employees, and that those were in the best position to determine whether to operate in a particular state. *See also*, *Capital One Financial Corporation* (avail. Feb. 3, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *JPMorgan Chase & Co.* (avail. Feb. 4, 2005); and *Citigroup Inc.* (avail. Feb. 4, 2005) (proposals requesting information relating to the elimination of jobs and/or relocation of U.S.-based jobs to foreign countries excludable pursuant to Rule 14a-8(i)(7) as they related to "management of the workforce"). Similar to the foregoing letters, verification of employment legitimacy involves management of the workforce and employee staffing decisions. Management's expertise puts them in the best position to make such fundamental decisions, and those decisions should not be subject to direct shareholder oversight.

b. Matters of a Complex Nature

The personnel matters that would be impacted by the Proposal are not only fundamental to management's ability to operate Yum on a daily basis, but they are also complex matters which, in order to make an informed judgment, require a detailed understanding of Yum's business and the impact of state and local laws on Yum's practices. It would be impractical, and would interfere with the conduct of Yum's business, if shareholders, as a group, micro-managed such complex aspects of Yum's business and personnel decisions, or altered those operating procedures in the context of an annual shareholders meeting.

In addition to the language of the 1998 Release, the Commission has routinely permitted exclusion of proposals involving exceeding detail. In *Capital Cities/ABC, Inc.* (avail. Apr. 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and describe affirmative action program was found excludable on appeal to the full Commission. In reversing the original finding, the Commission permitted exclusion because the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business. *See also Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991) (proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs excludable). In these examples, the Commission agreed that the proponents were seeking to micro-manage companies by probing too deeply into matters of a complex nature upon which shareholders, as a group, were not in a position to make an informed judgment.

In this case, Yum does not believe it would be appropriate for shareholders to determine whether it must utilize the E-Verify program in the states where its use is completely voluntary. Yum believes that complex decisions regarding operating procedures for the hiring and termination of employees are best left to management. Yum further believes that this Proposal, like those described above, seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Release No. 34-40018). The Proposal clearly seeks to impose "methods for implementing complex policies," which the Commission cited as part of the second consideration underlying the policy of the ordinary business exclusion. *Id.*

*c. **Significant Social Policy***

Although the Proposal at issue relates to ordinary business matter, the 1998 Release indicates that fact alone does not conclusively establish that a company may exclude the proposal from its proxy materials. Instead proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues" are subject to a case-by-case analysis to determine whether no-action relief should be granted. *Id.*

Yum is not aware of any precedent indicating that the subject of this Proposal constitutes a sufficiently significant social policy issue, which would therefore be subject to the exception to the ordinary business matters exclusion. (Release No. 34-40018). Instead, the Commission has indicated that in such circumstances it will use a case-by-case analytical approach based on reasoned decisions. *Id.* Although Yum takes compliance with immigration laws seriously, Yum believes that the reasoned decision reached will be that the current Proposal does not raise a sufficiently significant social policy issue to merit an exception to the ordinary business matters exclusion under Rule 14a-8(i)(10). Because the Proposal addresses fundamental management of Yum's workforce, because it involves complex matters and exceeding detail, and because it does not raise a sufficiently significant social policy issue, the Proposal may be properly excluded from Yum's 2008 Proxy Materials under Rule 14a-8(i)(7).

(ii) Legal Compliance

Proposals attempting to govern business conduct involving internal operating policies, customer relations, legal compliance programs and the manner of legal compliance have also frequently been excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. The Commission has concurred in the exclusion of similar proposals as being part of a company's ordinary business operations. For example, in *Verizon Communications, Inc.* (avail. Jan. 7, 2008), the Commission permitted exclusion of a proposal relating to compliance with applicable laws in connection with installation and repair work by company employees under Rule 14a-8(i)(7) as ordinary business operations (i.e., general legal compliance program). Earlier, in *Humana Inc.* (avail. Feb. 25, 1998), a proposal requesting that the company's board of directors appoint a committee to oversee an anti-fraud compliance program was excluded from that company's proxy materials. The company argued that it was engaged in a regulated industry with compliance obligations relating to statutory and regulatory requirements, which all constituted ordinary business matters. There the Commission concurred that "the general conduct of a legal compliance program" is "directed at matters relating to the conduct of the company's ordinary business" operations and noted that the proposal and supporting statement did "not focus on any violations involving fraud by the company." *Humana Inc.* (avail. Feb. 25, 1998). The situation in *Humana* is similar to the one at issue here. The Proponent has requested that Yum do little more than comply with the law, and has not alleged any wrongdoing by Yum with regard to the hiring of ineligible employees. *See also Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting the board to appoint an independent shareholder committee to investigate possible corporate misconduct excludable on the basis that it related to the general conduct of a legal compliance program); and *Duke Power Company* (avail. March 7, 1988) (proposal regarding the preparation of a report detailing the company's environmental activities excludable as ordinary business operations (*i.e.*, compliance with governmental regulations relating to the environmental impact of power plant emissions)).

The Commission has also concurred with exclusions of compliance-type proposals even in circumstances where a company was alleged to have been involved in illegal activity. For example, in *Allstate Corporation* (avail. Feb. 16, 1999), a proposal sought, among other things, an independent shareholder committee to investigate and prepare a report on alleged illegal activities. The company argued that it was impractical to delegate to shareholders the responsibility to investigate and evaluate allegations of illegal activities and, more importantly, that management already did so on a day-to-day basis. The Commission concluded that the proposal was excludable under Rule 14a-8(i)(7), as the conduct of a legal compliance program properly fell within the company's ordinary business operations.

Other situations in which the Commission has permitted exclusion of proposals relating to legal compliance on the ordinary business execution of Rule 14a-8(i)(7) include, *Yahoo! Inc.* (avail. Apr. 5, 2007) (proposal requesting a report on Yahoo!'s rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures excludable as relating to Yahoo!'s ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet)); *Ford Motor Company* (avail. March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law excludable); *The AES Corporation* (avail. Jan. 9, 2007) (proposal to create board committee to monitor compliance with applicable laws excludable); *Microsoft Corporation* (September 29, 2006) (proposal requesting a report on the company's response to regulation of the Internet excludable because it related to the ordinary business operation of "evaluating the impact of expanded government regulation of the Internet"); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies excludable); *ConocoPhillips* (avail. Feb. 23, 2006) (proposal requesting board report on all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus excludable); *Halliburton Company* (avail. March 10, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations excludable); *Monsanto Corp.* (avail. Nov. 3, 2005) (proposal establishing an ethics oversight committee excludable because it related to the "general conduct of a legal compliance program"); *Associates First Capital Corporation* (avail. Feb. 23, 1999) (proposal requested that board monitor and report on legal compliance of lending practices excludable); *Chrysler Corp.* (avail. Feb. 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders excludable); and *Citicorp* (avail. Jan. 9, 1998) (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities excludable).

The Proposal at issue essentially relates to Yum's compliance with applicable law. The fear voiced by the Proponent is material financial damage to Yum resulting from failure to comply with applicable law. The development and implementation of policies and procedures to ensure compliance with applicable law in managing its personnel is an integral part of Yum's day-to-day business operations. With operations in every state in the U.S., Yum's management is in the best position to determine how best to ensure compliance with applicable federal and state legal and regulatory requirements. The Proposal improperly seeks to subject this complex aspect of Yum's business operations to shareholder oversight.

In the present case, the essential objective of the Proposal is to ensure compliance with applicable law regarding unauthorized workers so as to avoid financial damage to Yum and its shareholders. Because it addresses the way Yum complies with or responds to governmental regulation, the proposal deals with a matter relating to Yum's ordinary business operations and therefore may be properly excluded from Yum's 2008 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, we respectfully request the concurrence of the Commission that the Proposal may be excluded from Yum's 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Commission to this no-action request that the Commission transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-8258.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Scott Catlett

Scott A. Catlett

Exhibit A

Vicki Martin

Dear Corporate Secretary:

Please accept this proposal for YUM! BRANDS 2008 annual meeting.

Today we have over 4,000 illegal immigrants pouring across our borders daily in violation of the Constitution IV,4 and Federal Immigration and Naturalization Act, 8 USC 1324(a)(1)(A)(iii-iv). The Immigration and Customs Enforcement agency (ICE) of the US government delegates fewer than 200 agents to police over eight million employers and 12-20 million illegal immigrants. ICE employer sanctions plummet while illegal immigration is the highest in history-- in 2005 employer sanctions totaled THREE.

Third world economies have cheaper costs of living and cheaper salaries. Mexican urban minimum wage equivalents nearly $4.00 DAILY; maquiladora factory workers, for instance, earn $6 DAILY. The American unskilled jobs these illegal workers steal are the jobs our most vulnerable workers---youth, minorities, disabled, and minimally educated-- are limited to doing. Dollars from these "menial jobs" exchange to professional college educated salaries in pesos. In 2005 Mexicans working in America bank wired $20 billion home. More billions go by personal carriers. The drug trade sends $10 billion. This total money is Mexico's prime source of foreign income.

While billions of dollars leave and are lost to building American businesses, we taxpayers, personal and corporate, must shell out hundreds of billions in social services for illegal residents. Incarcerations alone cost $3 million daily for the 29% of convicts from foreign countries in federal prisons (state and local incarcerations are more). According to Rep Steve King, twelve Americans are murdered daily by illegal aliens, another 13 are killed by Illegal aliens under DUI. Eight children are molested daily by illegals (over 2,920 yearly). These American are left to pay funeral, medical, emotional, and other costs of their victimization both as persons and as businesses. The crime rate for illegal aliens is over double that of American citizens (FAIR).

The FBI estimates half of all criminal gang members are illegal aliens: 95% of Los Angeles homicide warrants are for illegal aliens. All 9-11 terrorists were in violation of at least one immigration law according to the National Committee on Terrorist Attacks. Another 80,000 violent criminals were ordered deported—but merely disappeared. This includes 4,000 violent criminals from nations sponsoring terrorism.

Since the federal government ignores their duty to protect our borders, states like Arizona and Oklahoma, have begun implementing procedures to deny social services, voting, etc to illegal aliens. Sheriff Neil Warren of Cobb County GA is using 287(g) to train his officers to help enforce immigration laws regarding individuals apprehended for local violations. Warren's efforts have turned over 500 illegal aliens to ICE, other illegals are leaving Georgia on their own.

The Department of Homeland Security has an E-Verify program allowing employers to check the immigration status of all applicants with a few clicks and entries on the internet. The Social Security Administration has a toll free telephone number for employers to verify applicant Social security numbers, age, and sex.

Good corporate management requires abiding by law. The Federal Immigration and Naturalization Act 8 USC 1324(a)(1)(A)(iii-iv) makes it a felony to assist a foreigner to come or to stay in America illegally. Last December Swift meatpacking company was caught employing 1,300 illegal aliens. Although fines and prison terms may have been avoided, the 150 year old company has lost credibility as a good citizen and been forced to pay out millions in education costs for new workers. The civil suit filed by American workers fired in favor of illegal workers is apparently ongoing.

We YUM! shareholders would hate to see our company court-ordered to pay mega millions for the actions of an illegal worker--even one committing an unintentional crime like vehicular homicide with or without DUI. We shareholders would RESENT taking a major hit to our investments by a SWIFT action from ICE agents when it is easily prevented by meticulous hiring documentation.

Therefore Be It Resolved: That YUM! stockholders recommend the Board direct management of YUM! BRANDS company and all subsidiaries to verify the employment legitimacy of all future YUM! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Homeland Security, YUM! will verify all current workers and immediately terminate any employees not in compliance.

Sincerely,

Vicki Martin
2013 S 350 E
Clearfield, UT. 84015
vmrtn@yahoo.com
801.776.3584

my stock is held "in The Street" by Legacy Planning Group
1-866-282-1400

Ms Vickie Marten
2013 S 350 E
Clearfield, UT 84015-6228

SALT LAKE CITY UT 841
29 NOV 2007 PM 2 T

USA 41

Yum Brands Inc.
1441 Gardner Ln,
Louisville,
Ky 40213

~~CHRIS CAMPBELL~~
Attn: Corporate Secretary

Exhibit B

Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213
Phone 502 874-1000

VIA OVERNIGHT DELIVERY

December 12, 2007

Vicki Martin
2013 S 350 E
Clearfield, UT 84015

Re: Shareholder Proposal

Dear Ms. Martin:

We are in receipt of your letter postmarked November 29, 2007 to the Corporate Secretary of Yum! Brands, Inc. containing your shareholder proposal for inclusion in the YUM! Brands, Inc. proxy statement to be circulated to YUM! shareholders in conjunction with our next annual meeting. We are writing to notify you of a procedural or eligibility defect in your proposal. Specifically, Rule 14a-8(b) requires that, to be eligible to submit a proposal, a shareholder must demonstrate that he or she meets certain continuous stock ownership requirements and must provide a written statement that he or she intends to continue to hold the stock through the date of the annual meeting.

To cure the defect in your proposal, we respectfully request that you furnish to us, within 14 calendar days of your receipt of this notice of defect: (1) proof of your continuous ownership of YUM! common stock, and (2) a statement of your intent to continue to hold at least the minimum number of shares of YUM! common stock through the date of our next annual meeting, in each case as required under Rule 14a-8(b).

Feel free to provide your response directly to me. My contact information is set forth below:

Very truly yours,

Scott Catlett

Scott A. Catlett
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Fax: (502) 874-8323

Exhibit C

Delivery Signature Detail

▸ Print this page

Signature details for 24912505752

LD FD-2013 S 350 E

For a description of the code above, please click here.

Summary details

Current Status	✓ **Shipment Delivered**
Delivered on	12/13/07 10:27 am
Delivered to	Residence Door
Signed for by	**LD FD-2013 S 350 E**

Receiver Information

VICKI MARTIN
Clearfield, UT 84015
United States

Tracking detail provided by DHL: 1/7/2008 8:30:50 AM

Track results detail

▸ Print this page

Tracking results detail for 24912505752

Tracking summary

Current Status	✓ **Shipment delivered.**
Delivered on	12/13/2007 10:27 am
Delivered to	Residence Door
Signed for by	**LD FD-2013 S 350 E**

Tracking history

Date and Time	Status	Location
12/13/2007 10:27 am	Shipment delivered.	Ogden, UT
9:18 am	With delivery courier.	Ogden, UT
8:55 am	Arrived at DHL facility.	Ogden, UT
6:12 am	Depart Facility	West Valley City, UT
6:07 am	Transit through DHL facility	West Valley City, UT
5:07 am	Depart Facility	Wilmington - Clinton Field, OH
1:50 am	Processed at DHL Location.	Wilmington - Clinton Field, OH
1:30 am	Transit through DHL facility	Wilmington - Clinton Field, OH
12/12/2007 11:21 pm	Depart Facility	Louisville, KY
7:45 pm	Processed at DHL Location.	Louisville, KY
7:14 pm	Shipment picked up	Louisville, KY

Ship From:
YUM! BRANDS
Louisville, KY 40213
United States

Attention:
YUM! BRANDS

Ship To:
VICKI MARTIN
Clearfield, UT 84015
United States

Attention:
VICKI MARTIN

Shipment Information:
Ship date: 12/12/2007
Pieces: 1
Total weight: 1 lb *
Ship Type:
Shipment Reference: 9950810
Service:
Special Service: Next Day 10:30
Description: PROPOSAL

Tracking detail provided by DHL: 1/7/2008, 8:31:22 am pt.

*** Note on weight:**
The weights displayed on this website are the weights provided when the shipment was created. Actual chargeable weights may be different and will be provided on invoice.

Office DEPOT.

Taking Care of Business

Exhibit D

Fax Transmission

PLEASE PRINT

TO: Scott Catlett **FROM:** Duke Martin

FAX NUMBER: (502) 874-8323 **SENDER'S PHONE #:** 801 776-3584

DATE: 22 Dec 07 **# OF PAGES:** 3

Customer's Notes: Re: Shareholders proposal I will keep your Bonds at Idaho to 2009.

Receiver: If you have any difficulties with this transmission, please contact the sender at the phone number listed above.

OFFICE DEPOT'S TERMS OF USE

SENDER AGREES NOT TO USE THIS FAX TO: (I) TRANSMIT MATERIAL WHOSE TRANSMISSION IS UNLAWFUL, HARASSING, LIBELOUS, ABUSIVE, THREATENING, HARMFUL, VULGAR, OBSCENE, PORNOGRAPHIC OR OTHERWISE OBJECTIONABLE; (II) CREATE A FALSE IDENTITY, OR OTHERWISE ATTEMPT TO MISLEAD OTHERS AS TO THE IDENTITY OF THE SENDER OR THE ORIGIN OF THIS FAX; (III) POST OR TRANSMIT ANY MATERIAL THAT MAY INFRINGE THE COPYRIGHT, TRADE SECRET, OR OTHER RIGHTS OF ANY THIRD PARTY; (IV) VIOLATE ANY FEDERAL, STATE OR LOCAL LAW IN THE LOCATION, OR (V) CONDUCT ACTIVITIES RELATED TO GAMBLING, SWEEPSTAKES, RAFFLES, LOTTERIES, CONTESTS, PONZI SCHEMES OR THE LIKE.

PLEASE NOTE THAT OFFICE DEPOT DOES NOT REVIEW THE CONTENTS OF ANY FAX SENT USING ITS SERVICES. FURTHER, BY SIGNING BELOW THE SENDER OF THIS FAX HEREBY AGREES TO INDEMNIFY OFFICE DEPOT TO THE FULLEST EXTENT OF THE LAW AND FOR ANY AND ALL CLAIMS, SUITS, OR DAMAGES ARISING OUT OR IN CONNECTION WITH THE REQUEST TO SEND, OR SENDING THIS FAX.

X Duke Martin
(CUSTOMER'S SIGNATURE)

Store Information

Office Depot #2650
165 North 545 West
Bountiful, UT 84010
Ph. 801.292.7625
Fax 801.292.7629

Dec 2005

VICKI MARTIN
2013 SOUTH 350 EAST
Springville, UT 84515
801-796-3584

Account number:
12N9-1050-4881
Page 4 of 7

ASSET DETAIL

* The Unrealized Gain/Loss may not reflect your investment's total return. Specifically, the net cost may include dividend and capital gains distributions which have been reinvested.
Additionally, the information that appears in these columns may be based on information provided by you or at your direction. RBC Dain Rauscher has not verified such data. Please see "About Your Statement" on page 2 for further information.

Your Financial Consultant has elected to display Asset Detail with the following option: asset purchases (tax lots) consolidated.

CASH AND MONEY MARKET

DESCRIPTION	SYMBOL	QUANTITY	MARKET PRICE	CURRENT MARKET VALUE	PREVIOUS STATEMENT MARKET VALUE	YTD INCOME
TAMARACK GVT FDS PRIME	TMPX+	15.120	$1.000	$15.12	$15.10	$12.66
TOTAL CASH AND MONEY MARKET				$15.12		

US EQUITIES

DESCRIPTION	SYMBOL	QUANTITY	MARKET PRICE	MARKET VALUE	NET COST *	UNREALIZED GAIN/LOSS *	ESTIMATED ANNUAL INCOME
XCEL ENERGY INC	XEL	26.000	$18.460	$479.93	N/A	N/A	$22.36
YUM BRANDS INC	YUM	45.000	$46.880	$2,109.60	N/A	N/A	$20.70
TOTAL US EQUITIES				$2,589.56	$0.00	$0.00	$43.06

TAXABLE FIXED INCOME

DESCRIPTION	SYMBOL/ CUSIP	QUANTITY	MARKET PRICE	MARKET VALUE		NET COST *	UNREALIZED GAIN/LOSS *	ESTIMATED ANNUAL INCOME
SUNAMERICA HIGH YIELD BOND FD CL II	SHNCX	7,257.769	$4.550	$33,022.85	Purchase Reinvest	$32,776.20 $101.27	$144.71 $0.67	$2,104.75
TOTAL TAXABLE FIXED INCOME		7,257.769		$33,022.85		$32,877.47	$145.38	$2,104.75

Dec 2006

12N910304881

VICKI MARTIN
2013 SOUTH 350 EAST

Account number:
12N9-1050-4881
Page 1 of 7

ASSET DETAIL

** The Unrealized Gain/Loss may not reflect your investment's total return. Specifically, the net cost may include dividend and capital gains distributions which have been reinvested. Additionally, the information that appears in these columns may be based on information provided by you or at your direction. RBC Dain Rauscher has not verified such data. Please see "About Your Statement" on page 2 for further information.*

Your Financial Consultant has elected to display Asset Detail with the following options: asset purchases (tax lots) consolidated.

CASH AND MONEY MARKET

DESCRIPTION	SYMBOL	QUANTITY	MARKET PRICE	CURRENT MARKET VALUE	PREVIOUS STATEMENT MARKET VALUE	YTD INCOME
SUNAMERICA MONEY MARKET FUND B	NACX+	34,708.660	$1.000	$34,708.66		
TAMARACK INVT FDS PRIME	TMPX+	69.430	$1.000	$69.43	$69.13	$1.69
TOTAL CASH AND MONEY MARKET				$34,778.09		

US EQUITIES

DESCRIPTION	SYMBOL	QUANTITY	MARKET PRICE	MARKET VALUE	NET COST *	UNREALIZED GAIN/LOSS *	ESTIMATED ANNUAL INCOME
XCEL ENERGY INC	XEL	26.000	$23.060	$599.56	N/A	N/A	$23.14
YUM BRANDS INC	YUM	45.000	$58.800	$2,646.00	N/A	N/A	$54.00
TOTAL US EQUITIES				$3,245.56	$0.00	$0.00	$77.14

Investment Management Corp.
Suite 225
563 West 500 South
Bountiful UT 84010

12H910504881

ACCOUNT STATEMENT

Account number
12H9-1050-4881

NOVEMBER 1, 2007 – NOVEMBER 30, 2007

WITHDRAWALS

Securities transferred out

DATE	DESCRIPTION	QUANTITY	PRICE	AMOUNT	COMMENTS
11/09/07	FT TRIAD 2Q-07 WRAP FIRST TR EQUITY TR RINV MTHLY TERM DT 6/30/08	-7.000	$9.900	-$69.30	
11/09/07	FT TGT FOCUS 4 JUN07 WRP FIRST TRUST EQ TR RINV MONTHLY TERM DT 6/29/33	-1.000	$9.150	-$9.15	
11/09/07	IVY GLOBAL NATRL RESOURCES-A	-276.091	$12.130	-$11,631.71	
11/09/07	XCEL ENERGY INC	-26.000	$22.150	-$575.90	
11/09/07	YUM BRANDS INC	-90.000	$37.760	-$1,400.20	
Total Securities transferred out				-$15,686.26	

TOTAL WITHDRAWALS -$40,875.91

TAXABLE INCOME

Dividends

DATE	DESCRIPTION	SYMBOL/CUSIP	AMOUNT	COMMENTS
11/02/07	YUM BRANDS INC DIVIDEND	YUM	$13.50	
11/07/07	TAMARACK INVT FDS PRIME DIVIDEND		$18.13	4.32% AVERAGE YIELD FOR MONTH
Total dividends			$31.63	

Other

DATE	DESCRIPTION	SYMBOL/CUSIP	AMOUNT	COMMENTS
11/05/07 as of 10/31/07	FT TRIAD 2Q-07 WRAP FIRST TR EQUITY TR RINV MTHLY TERM DT 6/30/08		$0.72	

TOTAL TAXABLE INCOME $32.35

Dear Mr. Catlett:
I got part of my Yum from the Pepsi Spinoff. (I still own
Pepsi also.) Part I bought more recently. My financial
advisors at Legacy are switching to Pershing and don't
have any idea what date! Call them at 1-800-282-1400. I will
keep all Yum at least to [illegible]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yum! Brands, Inc.
Incoming letter dated January 10, 2008

The proposal requests that the board direct the company's management to verify the employment legitimacy of all future employees, verify all current workers, and terminate any employees not in compliance.

There appears to be some basis for your view that Yum may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Yum omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Yum relies.

Sincerely,

William A. Hines
Special Counsel

END